

April 28, 2014

Via E-mail
Ms. Jeanne M. Hillman
Chief Accounting Officer
Weyerhaeuser Company
Federal Way, WA 98063-9777

> **Re: Weyerhaeuser Company**
> **Form 10-K**
> **Filed February 18, 2014**
> **File No. 001-04825**

Dear Ms. Hillman:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Note 4: Real Estate Divestiture, page 66

1. We note that you entered into a transaction agreement in November 2013 to divest WRECO through a Reverse Morris Trust transaction. We also note that you expect the transaction to close in the second quarter of 2014. Given the apparent likelihood of this divestiture, please clarify to us why you have presented the operations of WRECO as part of your continuing operations and not as discontinued operations. For reference see ASC 205-20.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief